Filed by Danaher Corporation

pursuant to Rule 425 under the

Securities Act of 1933

Subject Company: Danaher Corporation

Commission File Number: 1-8089

The following document was provided to certain employees of Danaher Corporation.

Danaher and NetScout Systems Business Combination Frequently Asked Questions (FAQs) for Associates October 13, 2014

This document has been prepared to provide associates with answers to questions regarding the announcement of Danaher’s Communications platform combining with NetScout Systems.

What We Have Communicated:

Danaher has agreed to combine our Communications platform with NetScout Systems to create a company with extensive global scale and best in class solutions to manage and secure the networks of both telecom service providers and high performance enterprises. The transaction is subject to customary closing conditions, including and regulatory approvals, and is expected to close in 2015.

Who is NetScout?

NetScout Systems, Inc. is a market leader in application and network performance management solutions that enable enterprise and service provider organizations to assure the quality of the user experience for business and mobile services. It is headquartered in Westford, Massachusetts and is traded on the NASDAQ stock exchange. NetScout has approximately 1,000 employees across the globe.

NetScout Highlights

•	More than 30 years of consistent technology innovation and execution in application, network, and service performance management

•	Most comprehensive and widely-deployed service delivery management portfolio

•	20,000+ enterprise customers worldwide

•	Over 148 service providers deployed across 48 countries

•	93% of Fortune 100 companies use NetScout solutions

•	Global service and support strength and coverage with six R&D centers worldwide

•	On the Deloitte 2010 Technology Fast 500

For further information, please see their website (www.netscout.com).

Why is Danaher combining our Communications platform with NetScout?

We have been exploring opportunities to work with NetScout for several years because of their strong brand, technology portfolio and established customer base. The deal we have mutually agreed to represents a unique and compelling opportunity to create a network management technology company that is second to none for the benefit of our associates, customers and shareholders.

How is the transaction being structured?

The deal is being structured as a Reverse Morris Trust, in which we plan to form a new company to hold the Communications platform and distribute interests in that company to Danaher shareholders. Following that distribution, we will merge the new company with a subsidiary of NetScout. The newly merged company will be named NetScout. Following the closing of the transaction, Danaher shareholders will own approximately 60% of the outstanding shares of the new NetScout and existing NetScout shareholders will own approximately 40% of the outstanding shares.

What Danaher operating companies are included in this deal?

Tektronix Communications, Arbor Networks, Fluke Networks and VSS Monitoring are all included. A portion of Fluke Networks’ product portfolio, operations and associate population will remain with Danaher and become part of Fluke.

What teams within Fluke Networks will become part of NetScout?

Enterprise Groups, ENS, WLAN, and NTM product teams, sales and a portion of our shared services organizations (for example, Operations, Field Marketing, Finance and Human Resources) will be part of NetScout following closing of the transaction between Danaher and NetScout.

What teams within Fluke Networks will become part of Fluke?

DCI and ANS product teams, sales and a portion of our shared services organizations (for example, Operations, Field Marketing, Finance and Human Resources) will be joining Fluke following closing of the transaction between Danaher and NetScout. Over the next several months, FNET and Fluke leaders will begin planning that integration to determine the best organizational structure for these teams.

Where will these teams be reporting up through in Fluke?

These teams will report up through Wes Pringle as a part of Fluke. We will work through the details on the specific structure as we move forward.

When will the FNET integration with Fluke occur?

The integration will occur at the time of the closing of the transaction between Danaher and NetScout.

Who will lead NetScout after the transaction closes?

The current NetScout executive team will remain in place, including Anil Singhal, NetScout’s Founder, President, CEO and Chairman of the Board.

The following Danaher leaders will transition to NetScout:

•	Richard Kenedi, President of Tektronix Communications

•	Matt Moynahan, President of Arbor Networks

The following leaders will remain with Danaher:

•	Amir Aghdaei, Group Executive

•	Jim Lico, Executive Vice President, Danaher

•	Arif Kareem, President of Fluke Networks

Why did we not know about the company’s intentions to combine with NetScout prior to this announcement?

We have been talking with NetScout for several years about how we might work together. Because both companies are public there are limitations on what could be communicated prior to the formal announcement.

Does Danaher intend to do this type of transaction with any other businesses?

In general, Danaher’s growth over time has come from a combination of core growth and acquisitions. The acquisition strategy has been to buy great companies, improve and grow them leveraging the power of DBS and continue to operate them. Over the past 25 years, we have selectively joint ventured, combined, merged or sold operating companies if we believe it is in the best interest of our associates, customers and shareholders. Going forward, we will continue to evaluate the best opportunities to create shareholder value with our portfolio.

When will the transaction be complete?

This transaction is expected to close in 2015.

What will happen in the transition period between now and closing the deal?

Both Danaher and NetScout will be working independently to maintain focus on customers and run our respective businesses as usual until closing. Associates of both Danaher and NetScout will continue to be employed by our respective organizations, and day-to-day responsibilities will largely remain unchanged. Many of the employees who will become part of the combined company are already employed by a legal entity which will transition to NetScout. Some employees, especially outside the US, are employed by different legal entities or belong to joint offices. During the period between now and closing, we will be working out how best to transition these employees. This may include transferring employees to a new legal entity which will transition to NetScout. Where applicable, we will be informing and consulting with employee representative bodies about any transfers of employees to new legal entities. Amir Aghdaei will lead our integration planning process.

Will there be any reductions in force as a result of this transaction?

We are keenly aware of the emotional impact and uncertainty this kind of change can bring. Retention of our associates is a key priority for NetScout. The leadership team will work in the best interests of our customers, associates, and shareholders, and will keep you informed of any changes that might affect you.

Does Danaher plan to do any restructuring between now and when the deal closes?

We will continue to run the Communications platform with the intention of achieving both long term and short term results. As such, we will continue to evaluate our resource needs and make adjustments relative to our business plans and market conditions. Over the next six months, we will better understand the long-term needs of the business with NetScout.

What can I expect regarding my pay after the transaction is finalized and an offer is extended?

There will be no reduction to pay resulting from the transaction.

Will our payroll change as a result of the transaction?

There will be a transition plan to move to the NetScout payroll system. A timeline is not currently established, but will be communicated once it has been established.

Will we continue to have access to our company’s intranet site?

Danaher associates will continue to have access to mydanaher.com through closing.

Will we have access to the DBS Tools, Training and DBSO moving forward?

Until closing, associates will have access to all DBS tools, training and resources, as usual. As part of our agreement with NetScout, the DBS tools will continue to be accessible to associates following closing. NetScout leadership is excited to better understand DBS and how it can be applied more broadly to the organization.

Will we continue with our Talent Management processes?

Both companies have long-standing commitments to attract, develop and retain talent that will continue going forward.

What happens to my vested / unvested options / restricted stock?

We have an agreement with NetScout that addresses unvested stock options and unvested restricted stock. During the period between sign and close stock options and restricted stock will continue to vest as scheduled. We will provide more detail to employees participating in Danaher’s equity compensation plan within the next couple of weeks.

What happens to my 2014 ICP or Bonus?

There will no impact on the 2014 bonus plans. For 2015, Danaher will transfer an accrual for the portion of the bonus earned before closing. NetScout will maintain the same bonus opportunity and will be responsible for the payment of bonuses that are earned.

Will I still be able to participate in the InSpire program?

All associates in the Communications platform will be able to participate in the InSpire program through closing.

What are the expectations of me between now and when the transaction closes?

It is vital that we continue to perform our jobs to the best of our abilities during the interim between now and the closing of the transaction and integration of the two businesses. We encourage questions about the transaction and will do our best to respond in a timely manner. Talk to your manager or your Human Resources Business Partner if you have any questions.

What are the next steps and how will we be kept informed during the transition period?

In addition to regulatory approvals, which are in process, there will be extensive work in the upcoming months to make sure we have a smooth transition. Except for integration planning, prior to closing the two companies will operate as they always have and your key contacts will remain the same. We will continue to use the same communication channels you are familiar with for ongoing communications. Amir and the leadership team will continue to work with all our associates to keep you informed about the business and the transaction.

What are we telling our customers and suppliers? How will they be affected?

Our customers and suppliers are currently being notified of the transaction. Between signing the agreement and the closing date, we will make every effort to continue to service and support our customers and channel partners with no interruption.

What do I say if the press contacts me?

Communications are being prepared for many different audiences, including the media. The communications plan is being implemented on several fronts simultaneously, and will continue for several weeks. Unless you have been specifically authorized to communicate to the media, you should not do so. If contacted by the media, investors or the general public regarding this transaction, it is important that you do not comment. Instead, please forward any call or email you may receive to Matt Gugino, matt.gugino@danaher.com or (202) 419-7774.

Will we be interfacing with the NetScout leadership team prior to closing?

Anil Singhal, NetScout’s Chairman, President and CEO is meeting with many associates this week. Outside of this, we do not envision you interfacing with NetScout leadership, except for select managers as is necessary to prepare for the combination of the two businesses. Closer to completion, you will be informed of the post-closing communication activities.

US ASSOCIATES ONLY

How will associate benefits be impacted by this transaction?

Until the closing date, associates will continue to be enrolled in the same Danaher health and welfare benefits plans with the same associate contributions as today, including Flexible Spending Accounts and Health Savings Accounts. As required by law, Danaher 401k benefits will end as of the closing date. We will work with NetScout between now and the closing date to establish the mechanism for transitioning employees to NetScout benefit plans, and more information will be communicated in due course.

Does NetScout have a 401k plan and will I be able to participate?

NetScout does have a 401k. More information will be communicated in due course.

I currently have a 401k loan. How will I handle my payments?

Specifics will be communicated directly to associates with outstanding loans.

I do not have three years of service with Danaher, and thus am not “fully vested” in the 401k plan. Will I lose all of the company matching money and company retirement contributions when the transition is finalized?

No, associates who transfer, but are not fully vested in Danaher’s 401k plan will have their accounts fully vested when the transaction closes.

What happens to my 401(k) balance?

With regards to your Danaher 401(k), you have several options.

•	Rollover your Danaher 401(k) account into NetScout’s plan;

•	Leave your Danaher 401(k) account in the Danaher plan; or

•	Rollover your Danaher 401(k) account into an IRA.

Additional information will be provided over the coming months.

What policy changes will be made?

All HR related policies will remain in effect during the time between now and closing. Beyond closing, NetScout will be working on a review of core policies to determine if changes need to be considered. Any changes will be communicated.

Will we have the same holiday schedule and vacation policy?

For 2014 no changes are planned for the Communications Platform vacation and holiday schedule. After the closing, NetScout will communicate the holiday and vacation policies that will apply.

What happens to my current vacation balance?

Danaher will provide NetScout with each associates’s balance of accrued but unused vacation time as of the close date.

If I am a Fluke Networks associate who will be transitioning to Fluke, what will happen with my Benefits such as vacation, leave, etc?

Associates will continue to be enrolled in the same Danaher health and welfare benefits plans with the same associate contributions as today, including Flexible Spending Accounts and Health Savings Accounts. We will work with Fluke between now and the closing date to establish the mechanism for aligning policies such as vacation and medical leave, and more information will be communicated as we move forward.

I am currently enrolled in a college class. Will you continue to reimburse tuition?

We will continue to pay for approved courses that are completed prior to June 30, 2015.

OUTSIDE US ASSOCIATES ONLY

Will benefit plans for associates outside the US be impacted by this transaction?

We will work with NetScout between now and closing on benefit plans for our associates outside the US.

ADDITIONAL INFORMATION

In connection with the proposed transaction, NetScout and Danaher’s Communications subsidiary will file registration statements with the SEC registering shares of NetScout common stock and Danaher’s Communications subsidiary common units in connection with the proposed transaction. NetScout’s registration statement will also include a proxy statement and prospectus of NetScout relating to the proposed transaction. Danaher shareholders are urged to read the prospectus and/or information statement that will be included in the registration statements and any other relevant documents when they become available, and NetScout shareholders are urged to read the proxy statement and any other relevant documents when they become available, because they will contain important information about NetScout, Danaher’s Communications business and the proposed transaction. The proxy statement, prospectus and/or information statement and other documents relating to the proposed transaction (when they become available) can also be obtained free of charge from the SEC’s website at www.sec.gov. The proxy statement, prospectus and/or information statement and other documents (when they are available) can also be obtained free of charge from Danaher upon written request to Danaher Corporation, Investor Relations, 2200 Pennsylvania Ave, NW Suite 800W, Washington, DC 20037, or by calling (202) 828-0850 or upon written request to NetScout Systems, Inc., Investor Relations, 310 Littleton Road Westford, MA 01886 or by calling 978-614-4279.

PARTICIPANTS IN THE SOLICITATION

This communication is not a solicitation of a proxy from any security holder of NetScout. However, Danaher, NetScout and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders of NetScout in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Danaher may be found in its Annual Report on Form 10-K filed with the SEC on February 22, 2014 and its definitive proxy statement relating to its Annual Meeting of Shareholders filed with the SEC on April 2, 2014. Information about the directors and executive officers of NetScout may be found in its Annual Report on Form 10-K filed with the SEC on May 20, 2014, and its definitive proxy statement relating to its 2014 Annual Meeting of Stockholders filed with the SEC on July 24, 2014.